Exhibit 99.1

Fanhua Announces Withdrawal of Non-binding Going Private Proposal

GUANGZHOU, China, December 23, 2022 (GLOBE NEWSWIRE) -- Fanhua Inc. (“Fanhua” or the “Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that its board of directors has received a notice dated December 19, 2022 from Mr. Yinan Hu, founder, chairman and chief executive officer of Fanhua, stating that he has determined to withdraw the preliminary non-binding going private proposal dated December 16, 2021, effective immediately.

Mr. Yinan Hu, Chairman and CEO of Fanhua, said: “With the going private proposal I made last year, I meant to take it as an opportunity to drive internal strategic transformation of the Company. In view of the recent announcement by the Public Company Accounting Oversight Board which substantially eases the delisting risk of China-based U.S.-listed companies and the preliminary successful results of the Company’s strategic transformation, I believe that maintaining the Company’s listing status in the U.S. is more in the long-term interest of the Company.”

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase for their policy holders a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2022, our distribution and service network consisted of 697 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 100 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@Fanhuaholdings.com

Source: Fanhua Inc.